Filed by Anchiano Therapeutics Ltd.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Chemomab Ltd.

Pioneering Innovative Treatments Corporate Overview | Non-Confidential for Fibrotic Diseases Global Life Sciences March 9-10, 2021 Conference

Forward Looking Statements This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, among other things, statements regarding the clinical development pathway for CM-101; the proposed merger between Chemomab and Anchiano; expectations regarding ownership structure of the combined company; the future operations of the combined company and its ability to successfully initiate and complete clinical trials and achieve regulatory milestones; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; that the proposed merger will close and will enable the combined company to participate in the possible success of the combined company’s product candidates; and that the product candidates have the potential to address high unmet needs of patients with serious fibrosis-related diseases and conditions. Any statements contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements are based upon Anchiano’s and Chemomab’s current expectations. Forward-looking statements involve risks and uncertainties. Because such statements deal with future events and are based on Anchiano’s and Chemomab’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Anchiano or the combined company could differ materially from those described in or implied by the statements in this presentation, including: the risk related to Anchiano’s and Chemomab’s ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement and risks and uncertainties related to the failure to timely or at all obtain shareholder approval for the transaction; the execution of definitive agreements with certain existing Chemomab shareholders including risks and uncertainties related to the satisfaction of the closing conditions related to the financing; the uncertain and time-consuming regulatory approval process; risks related to the combined company’s ability to correctly manage its operating expenses and its expenses; risks related to the market price of Anchiano’s ADSs relative to the exchange ratio; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger transaction; combined company’s plans to develop and commercialize its product candidates, including CM-101 and RAS; the timing of initiation of combined company’s planned clinical trials; the timing of the availability of data from combined company’s clinical trials; the timing of any planned investigational new drug application or new drug application; combined company’s plans to research, develop and commercialize its current and future product candidates; the clinical utility, potential benefits and market acceptance of combined company’s product candidates; combined company’s commercialization, marketing and manufacturing capabilities and strategy; the combined company’s ability to protect its intellectual property position; and the requirement for additional capital to continue to advance these product candidates, which may not be available on favorable terms or at all. In addition, there can be no assurance that Anchiano and Chemomab will be able to complete the transactions contemplated by the merger agreement or related transactions. Additional risks and uncertainties relating to Anchiano and its business can be found under the caption “Risk Factors” and elsewhere in Anchiano’s filings and reports with the SEC, including in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 17, 2020 as updated by its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020, filed with the SEC on May 7, 2020, August 14, 2020 and November 16, 2020, respectively, and its other subsequent filings with the SEC. Anchiano expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Anchiano’s and Chemomab’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. This presentation (“Presentation”) is for informational purposes only and does not constitute an offer to sell, solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of Anchiano Therapeutics Ltd. (“Anchiano”) or Chemomab Ltd. (“Chemomab”) or any of Chemomab or Anchiano’s affiliate securities (as such term is defined under the U.S. federal securities laws). The information contained herein does not purport to be all-inclusive and is qualified in its entirety by the definitive merger agreement entered in December 14, 2020 filed by Anchiano on a Current Report on Form 8-K on December 15, 2020. The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any other information contained herein. All levels, prices and spreads are historical and do not represent current market levels, prices or spreads, some or all of which may have changed since the issuance of this document. Any data on past performance, modeling contained herein is not an indication as to future performance. Anchiano and Chemomab assume no obligation to update the information in this Presentation. Neither Anchiano or Chemomab accepts any liability whatsoever for any losses arising from the use of this Presentation or reliance on the information contained herein. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice. This Presentation is being provided for use only by the intended recipient. No representation or warranty (whether expressed or implied) has been made by Anchiano, Chemomab or any of their respective affiliates with respect to the matters set forth in this Presentation, and the recipient disclaims any such representation or warranty. Only those particular representations and warranties of Anchiano, Chemomab or any of their respective affiliates made in a definite written subscription agreement, if any, regarding the matters set forth in this Presentation (which will not contain any representation or warranty relating to this Presentation or information contained in or omitted from this Presentation) when and if executed, and subject to such limitations and restrictions as specified therein, shall have any legal effect. At any time upon the request of Anchiano for any reason, recipient shall promptly deliver to Anchiano or securely destroy this Presentation and any other documents furnished to recipient by or on behalf of Anchiano or Chemomab without keeping any copies, in whole or part, thereof. 2

Chemomab Highlights
A Clinical Stage Biotech Company

Focus	• Development of innovative therapies for rare fibrotic diseases
Clinical Differentiation	• CM-101, a first-in-class CCL24 neutralizing mAb with confirmed anti-fibrotic MoA • Validated CCL24 as critical fibrosis target: clinical findings and experimental models • Positive Ph1b data including safety, tolerability, PK, PD and biomarker readouts
Near-Term Catalysts	• Initiating staggered phase 2 clinical programs, with first started in 4Q20 • Clinical readouts are expected during 2021-2022 to drive multiple value inflections
Robust IP Portfolio	• Issued CoM, multiple nationalization stage filings, worldwide patent exclusivity through 2041
Top Tier Investors	OrbiMed Healthcare Fund Management, THIEL, SBI JI, PRESIGHT CAPITAL

CoM- Composition of matter

Non-Confidential

3

Experienced Leadership

Management



ADI MOR, PhD
Chief Executive Officer, Co-Founder
TEL AVIV UNIVERSITY אוניברסיטת תל אביב · Tel-Aviv Sourasky Medical Center



ARNON AHARON, MD
Chief Medical Officer
BIOLINERX · THROMBOTECH · PHARMOS



SIGAL FATTAL, CPA
Chief Financial Officer
BiomX · evogene



SHARON ELKOBI, MSc, MBA
VP Business Development
teva · MEDISON Delivering Innovative Healthcare · Neurim PHARMACEUTICALS



MICHAL SEGAL-SALTO, PhD
VP Research and Development
TEL AVIV UNIVERSITY אוניברסיטת תל אביב · מכון ויצמן למדע WEIZMANN INSTITUTE OF SCIENCE



SHARON HASHMUELI, PhD
Head of CMC and Regulatory Affairs
PROTALIX Biotherapeutics · cCAM Biotherapeutics

Board of Directors

STEPHEN SQUINTO, PhD
Chairman of the Board
OrbiMed · ALEXION

ADI MOR, PhD
Chief Executive Officer & Co-Founder
TEL AVIV UNIVERSITY

NISSIM DARVISH, MD, PhD
Director
OrbiMed

DAVID BEN AMI
Director
SBI JI

JASON CAMM
Director
THIEL

Scientific Advisory Board

Prof. Marco Matucci, Cerinic, MD, PhD
Director of the Division of Rheumatology, University of Florence, Italy

Scott L. Friedman, MD
The Dean for Therapeutic Discovery and Chief, Division of Liver Diseases, Mount Sinai, NY, USA

Prof. Dinesh Khanna MD, MBBS, MSc
Director of the Scleroderma Program, University of Michigan, Ann Arbor, Michigan, USA

Massimo Pinzani, MD, PhD, FRCP
Sheila Sherlock Chair of Hepatology, Director UCL Institute for Liver and Digestive Health, RFH, London, UK

Prof. Francesco Del Galdo, MD, PhD
Head of the Scleroderma Program at NIHR, University of Leeds, UK

Gideon Hirschfield, MA MB PhD
Lily and Terry Horner Chair in Autoimmune Liver Disease, University of Toronto, Toronto General Hospital, Canada

Non-Confidential

4

CCL24 is a Novel Therapeutic Target for Fibrosis Critical Mediator Promoting Inflammation and Fibrosis CCL24-secreting cells M2 Macrophages, Immune and Epithelial cells CCL24 Dual role in promoting fibrosis - directly activates fibroblasts - enhances local immune cell recruitment CCL24-regulated cells Fibroblasts (liver, lung and skin), Immune cells and Cholangiocytes CCR3 Unique and differentiated activity - ex vivo and in vivo data confirms unique role vs other CCLs - correlates with disease outcome and fibrotic biomarkers Minor expression in healthy tissue - significantly elevated in liver, skin, lung fibrotic tissue - wide therapeutic margin Immune cells recruitment Fibroblasts activation Positive feedback loop potentiates tissue damage - responsible for initiation and perpetuation of fibrosis Tissue scarring, inflammatory-mediated damage, collagen deposition Damaged tissue CCL24 Secretion Organ failure 5 Positive Feedback Loop ✓ ✓ ✓ ✓

CM-101-A First in Class mAb Blocking CCL24 Dual Mechanism of Action Interfering with the Core Fibrotic Pathways CM-101 CCL24 Inflamm brosis Immune cells recruitment Fibroblasts activation & proliferation CoM - Composition of Matter 6 ation CCR3 Fi

Primary Sclerosing Cholangitis (PSC)

~70K PSC Patients in 7MM; >$1B market value

- A rare, chronic **bile duct inflammatory and fibrotic disease** leading to end-stage liver disease and cirrhosis
- **Median Survival of 10-12 years** with no intervention
- PSC patients have 40-fold increased risk of liver cancer, and a 400-fold increased risk of cholangiocarcinoma
- Common initial symptoms are fatigue, abdominal pain and itching
- 70% of PSC patients have concomitant inflammatory bowel disease
- More prevalent in men (2:1)
- The only therapy with curative potential is liver transplant



A
Stricture of intrahepatic duct
Stricture of common hepatic duct
Dilated lumen
Fibrotic stricture
Inflammation (thickening) of wall
Proximal
Distal
Major papilla
B
Dilated lumen of intrahepatic ducts
Stricture
Cholecystectomy clips
ERCP

Source: Johns Hopkins Medicine

Orphan Drug Designation granted for CM-101 in EU and US

Non-Confidential

Lazaridis et al. Primary Sclerosing Cholangitis., N Engl J Med. 2016
James H et al.Primary Sclerosing Cholangitis, Part 1: Epidemiology, Etiopathogenesis, Clinical Features, and Treatment Gastroenterology & Hepatology 2018

7

CCL24 Plays a Key Role in PSC Pathology CCL24 expression is significantly and selectively elevated in PSC livers Strong correlation between CCL24 and fibrotic biomarkers CCL24 level in healthy vs PSC patients' livers tissues CCL24 serum level in PSC patients Healthy Liver PSC Liver Cholangiocytes Immune cells Collaboration with RFH, UK ELF – Enhanced Liver Fibrosis ALP – Alkaline Phosphatase 8 CCL24 STAINING

CM-101 Reduces Liver Fibrosis by 80% Reduced Liver Collagen in TAA Liver Fibrosis Rat Model Using Therapeutic Design SIRIUS RED (COLLAGEN) 82% reduction Col1A1 Col3A1 TIMP1 ACTA2 TGF-β 100 Pro-fibrotic genes 80 60 40 ALT AST ALP Liver enzymes 20 0 TAA TAA +CM-101 (2.5mg/kg) Segal-Salto et al, JHEP reports 2020 TAA-Thioacetamide 9 TAA TAA+ CM-101 HEALTHY % Fibrosis (sirius red staining)

CM-101 Reduces Liver Injury and Fibrosis in PSC

Cholestasis, Inflammation and fibrosis are reduced in the MDR2 Knockout Model in Mice

CM-101 Interferes with the core mechanisms of PSC:

- Alkaline Phosphatase
- Bile acid
- Liver collagen levels
- Circulating and tissue resident Inflammatory cells
- Cholangiocytes proliferation


Sirius Red
Mdr2 -/-
Mdr2 -/- + CM-101


Expression (Real-time PCR)
1.5
1.0
0.5
0.0
**
*
Mdr2 -/-
Mdr2 -/- CM-101 (D8)
Mdr2 -/-
Mdr2 -/- CM-101 (D8)
TIMP1
Col1a1


Cholagiocytes (panck)
Mdr2 -/-
Mdr2 -/- + CM-101
Macrophages (IBA1)
Mdr2 -/-
Mdr2 -/- + CM-101
Merged
Mdr2 -/-
Mdr2 -/- + CM-101

Non-Confidential

10

Systemic Sclerosis (SSc)

~140K SSc patients in 7MM ; >$1B market value

- Rare autoimmune rheumatic disease characterized by inflammation and fibrosis of the skin and internal organs as well as vasculopathy
- Age at diagnosis is 30-50 years
- More prevalent in women (3:1)
- SSc has the highest mortality rate among the systemic rheumatic diseases; 40% of patients die within 10 years from disease onset
- Pulmonary involvement is the leading cause of death

Orphan Drug Designation granted for CM-101 in EU and US


I was 28 and our daughter was almost 3. What did this diagnosis mean for me and my family? I worried about our little girl, my husband and my dream of adding one more baby to our family.
TES
TI
MO
NY


I was 19 when scleroderma entered my life and hijacked my future goals.
TES
TI
MO
NY


I was diagnosed with systemic scleroderma in 2001 at age 31.
TES
TI
MO
NY

Source: https://sclerodermabc.ca/testimonials-faces-of-hope/
Global Data Report; Bergamasco et al., Clin Epidemiol. 2019; 11: 257–273

Non-Confidential

11

CCL24: a Critical Node Potentiating Systemic Sclerosis

CCL24 is significantly overexpress in SSc skin

CCL24 level in SSc patients' skin vs. healthy


Healthy Skin
SSc Skin
Green-CCL24; Red-CD31
HC
SSc

Collaboration with University of Florence

CCL24 is elevated in SSc serum and correlates with disease progression

CCL24 level in SSc patients' serum


Serum CCL24 (pg/ml)
4000
3000
2000
1000
0
***
Healthy
Diffused

Non-Confidential

ELF – Enhanced Liver Fibrosis
ALP – Alkaline Phosphatase

12

CCL24 Blockade is Singularly Sufficient to Attenuate Fibrosis Knocking out the CCL24 gene attenuates bleomycin Induced (SSc) model Immune cell lung infiltration Dermal thickness 1.8 5000 1.6 4000 1.4 3000 1.2 2000 1 1000 0.8 0.6 0 WT-BLM WT PBS WT BLM CCL24 KO-CCL24 KO-CCL24 KO-BLM CCL24 KO-BLM CCL24 KO-PBS PBS BLM α SMA expression in skin lesions 6 5 4 3 2 1 0 WT-PBS WT-BLM CCL24 KO-CCL24 KO-WT-BLM WT-PBS PBS BLM *p ≤0.05 BLM - Bleomycin WT - Wild type KO - Knockout 13 Dermal thickness compared to average control groups Fold increase expression # cells infiltrating to BAL * * *

CM-101 Profoundly Reduces Skin and Lung Fibrosis in SSc Experimental Models Relevant to Systemic Sclerosis Using Prevention and Therapeutic Designs Bleomycin (SC) induced dermal fibrosis 100 ** 80 Attenuates skin and lung fibrosis levels in bleomycin induced models using treatment mode 60 40 20 0 Vehicle BLM BLM+ CM-101 0.5mg/kg BLM+ CM-101 1mg/kg BLM+ CM-101 2.5mg/kg BLM+ lgG Demonstrates a dose dependent attenuation of fibrosis Bleomycin (IT) induced lung fibrosis Substantially reduces lung collagen and inflammation as compared to approved drugs for lung fibrosis Mor et al, Annals of Rheumatoid Diseases, 2019 BLM, bleomycin. IT, Intratracheal SC, Subcutaneous **p ≤0.01; *p ≤0.05. 14 Collagen concentration (µg/gr tissue) * *

CM-101 Holds a Robust Preclinical Package

Significantly Attenuates Fibrosis & Inflammation Across a Wide Range of Models

CCL24 Target Validation

Ex-Vivo (Patient Samples)

PSC

- Biomarkers correlation
- Overexpression of CCL24 and CCR3

Systemic Sclerosis

- Fibrotic biomarkers correlation
- Disease deterioration correlation
- Overexpression of CCL24 and CCR3

NASH

- Disease severity correlation
- Overexpression of CCL24 and CCR3

In-Vivo (Knockout Animal Models)

Systemic Sclerosis

- CCL24 knock out vs. WT in Bleomycin induced skin fibrosis model (mice)

NASH

- CCL24 knock out vs. WT in MCD induced NASH (mice)

Proof of Concept Animal Models

Primary sclerosing cholangitis

- ANIT induced cholestasis-chronic and acute (mice)
- Bile duct ligation (rat)
- MDR2 knock-out (mice)

Systemic sclerosis

- Bleomycin-induced skin fibrosis (mice)
- Bleomycin induced lung fibrosis (mice)

Liver Fibrosis

- TAA induced liver fibrosis (rat and mice)

Nonalcoholic steatohepatitis

- STAM (mice)
- MCD diet induced NASH (mice)

Atherosclerosis

- ApoE knock out model (mice)

Mechanism of Action

CM-101 effects on fibroblasts activation

- Dermal, Hepatic and Lung fibroblast activation
- Dermal and liver fibroblast transition to myofibroblasts
- Hepatic fibroblast motility

CM-101 effects on immune cells migration and recruitment

- Dermal fibroblast migration
- Monocyte polarization
- Monocytes recruitment

Toxicology

- **Short-term GLP** in rodents
- **Long-term GLP** in Non-human primates
- **Ex-vivo safety**: ADCC, CDC, cytokine secretion
- **Tissue cross reactivity**

Non-Confidential

15

CM-101 is Safe & Well Tolerated Phase 1a Single Administration study in Healthy Volunteers • CM-101 was safe and well tolerated at all tested doses up to 10 mg/kg and for both formulations • Average t1/2 of 19-21 days (for IV and SC), supports long interval administration once every 2-4 weeks • Dose dependent target engagement measured by serum CCL24 levels • Comparable target engagement & PK Profiles for the SC and IV formulations n=40 healthy volunteers IV - Intravenous SC - Subcutaneous 16 IV Phase 1 Double-Blind, Randomized Escalating Dose (N=32) CM-101 0.75 mg/kg IV or placebo Follow-up period (6 weeks) End of 42 days follow-up period SC Phase 1 Screening period (up to 28 days) Double-Blind, Randomized Single Dose (N=8) CM-101 5 mg/kg SC or placebo End of 42 days follow-up period CM-101 10 mg/kg IV or placebo CM-101 5 mg/kg IV or placebo CM-101 2.5 mg/kg IV or placebo

Ph1b Demonstrates Safety & Tolerability Along 15 Weeks Treatment

Phase 1b Multiple Administration Study in NAFLD Patients

- Study population- **NAFLD patients** with normal liver function
- Multiple CM-101 administrations were **safe and well tolerated** using both **IV and SC** formulations
- Favorable $t_{1/2}$, supports **long dosing interval** (Q2W - Q4W)
- Dose dependent **PK and target engagement**


Double-Blind, Randomized Escalating Dose (N=16)
Phase 1b
CM-101 2.5 mg/kg IV or placebo
CM-101 5 mg/kg SC or placebo
Day 0
Randomization
Wk 15
End of treatment
Wk 18
End of study

Study Design

- Tested doses - 2.5 mg/kg IV infusion and 5 mg/kg SC injection
- 5 repeated administrations per patient; Q3W
- Primary endpoint - safety and tolerability

IV - Intravenous
SC - Subcutaneous
Wk - week

Non-Confidential
17

CM-101 Target Engagement & Anti-Fibrotic Mechanism Human Confirmation for CM-101 Anti-Fibrotic Mechanism of Action Biomarkers* Elastography PK-PD Fibrotic 30 20 10 250 60 200 15 10 0 40 150 0 0 100 20 -10 -10 -15 50 0 0 -20 -20 -30 0 21 42 63 84 105 EOT 126 ProC4 Nordic Biosciences , Denmark TIMP1 FibroScan™ Time (days) CM-101 Placebo CM-101 Placebo CCL24 (Target Eng.) CM-101 *Concordant results across 6 relevant fibrotic markers ProC4-Procollagen 4 TIMP1-metallopeptidase inhibitor 1 EOT-End of Treatment 18 CCL24 (fold change %) CM-101 (ug/mL) Relative change from baseline (%) Relative change from baseline (%) Liver Stiffness Relative change from baseline (%)

CM-101 Clinical Development Plan and Key Catalysts

Phase 2 Studies Driving Pivotal Studies


2020
2021
2022
Primary Sclerosing Cholangitis
(IV formulation)
Phase 2: 12 wk treatment
*Randomized placebo-controlled;
Europe and Israel study sites
FPI
Q4/20
IA
LPI
Q4/21
POC
Pivotal trial
Systemic Sclerosis
(IV formulation)
Phase 2: 24 wk treatment
Randomized placebo-controlled;
US, Europe study sites
FPI
LPI
POC
Pivotal trial
Liver Fibrosis
Proof of MoA
(SC formulation)
Phase 2a: 14 wk treatment
Randomized placebo-controlled;
Israel study sites
FPI
POC

FPI: First patient in, LPI: Last patient in, IA: Interim assessment
POC: Proof of Concept, IV: Intravenous, SC: Subcutaneous
*NCT04595825

Non-Confidential

19

Chemomab, Fighting Fibrosis Across Indications Opportunity CM-101 ▪ Clinical stage company entering Ph2 trials in multiple fibrotic indications with high unmet need Substantial value inflection points in 2021-2022 Strong leadership with proven track record ▪ ▪ First-in-class mAb blocking CCL24 Novel and differentiated dual anti-fibrotic and anti-inflammatory MoA SC and IV Formulation Strong IP protection ▪ ▪ ▪ ▪ Efficacy Safety PK & Mode of Administration ▪ Optimal PK for both SC and IV formulations Comparable Exposure levels and target engagement using both formulations ▪ Favorable safety and tolerability that support chronic treatment based on toxicology, Phase Ia and Phase Ib clinical trials ▪ First anti-fibrotic evidence in patients Significant anti-fibrotic effects across multiple in vivo, ex vivo and in vitro models ▪ ▪ IV - Intravenous SC - Subcutaneous 20

Thank You Presentation name